EXHIBIT 21.1

SUBSIDIARIES OF MERCER INTERNATIONAL INC.

Name of Subsidiary(1)	State or Other Jurisdiction of Incorporation or Organization
Zellstoff-und Papierfabrik Rosenthal GmbH	Germany
Zellstoff Stendal GmbH	Germany
Zellstoff Celgar Limited	Canada
Zellstoff Celgar Limited Partnership	Canada

(1)	All the subsidiaries are conducting business under their own names.